UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-38813

Maase Inc.

12F, Block B, Longhu Xicheng Tianjie

No. 399 Huazhaobi Xishun Street, Jinniu District, Chengdu

Sichuan Province, People’s Republic of China

Tel: +86-028-86762596

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Entry into a Transaction Agreement

On July 18, 2025, Maase Inc. (NASDAQ: MAAS) (“MAAS” or the “Company”), entered into a transaction agreement (the “Transaction Agreement”) with Real Prospect Limited (the “Target Company”), Ace Long Limited (“ALL”) and Arts Wing Limited (“AWL”), the existing shareholders holding 100% equity securities of the Target Company (collectively the “Sellers”).

Pursuant to the Transaction Agreement, the Company agreed to purchase from the Sellers, 100% of the equity interest of the Target Company, for a consideration of a total of 98,002,174 Class A ordinary shares of a par value of US$0.09 each of the Company (the “Consideration Shares”), at a purchase price of US$1.5 per share of the Consideration Shares. Under the Transaction Agreement, the Sellers undertook to conduct a series of restructuring and reorganization arrangements (the “Reorganization”). Upon completion of such Reorganization and immediately prior to the Closing, a newly established PRC-incorporated wholly foreign-owned enterprise (“WFOE”) will become a wholly owned subsidiary of the Target Company. Concurrently, Qingdao Youdian New Energy Technology Co., Ltd. (“Youdian”), a PRC limited liability company, will also become a wholly owned subsidiary of the Target Company. Furthermore, Qingdao Huiju Lai Xi Intelligent Technology Co., Ltd. (“Laixi”), another PRC limited liability company, will be 49%-owned by the WFOE, resulting in the Target Company indirectly holding a 49% equity interest in Laixi.

The Sellers shall return certain numbers of Consideration Shares back to the Company if performance conditions have not been satisfied respectively by the end of each financial year through 2026 to 2028 and the Consideration Shares have a lock-up period of three years.

The execution and performance of such Transaction Agreement was approved by the board of directors of the Company. The transaction is expected to close in the third quarter of 2025 (the “Closing”). Upon Closing, the Company will hold 100% of the equity interest of the Target Company. The Closing is subject to the customary closing conditions and terms as stipulated in the Transaction Agreement. Upon Closing, the Sellers will collectively hold 98,002,174 Class A ordinary shares of the Company, representing approximately 79.1% of the total issued and outstanding shares and approximately 12.5% of the total voting power of the Company.

Target Co. Group Companies specialize in smart-technology solutions, including mobile EV-charging robots, modular residential energy-storage systems and fully automated unmanned car-wash equipment. This acquisition aligns with MAAS’s strategic expansion into new-energy technologies and intelligent services.

The Transaction Agreement is filed as Exhibit 10.1 to this Current Report on Form 6-K. The foregoing is only a brief description of the material terms of the Transaction Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

EXHIBIT INDEX

Exhibit Number	Description
10.1	Transaction Agreement dated as of July 18, 2025, entered by and made among Maase Inc., Ace Long Limited, Arts Wing Limited and Real Prospect Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maase Inc.

Date: July 18, 2025	By:	/s/ Zhou Min
		Name:	Zhou Min
		Title:	Vice-Chairperson of the Board, Chief Executive Officer

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